JOINT FILING AGREEMENT

    This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referred to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Section 13(g) or 13(d) of the Act and the rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings.

August 10, 2026

Hamilton Lane Advisors, L.L.C.

By:	/s/ Lydia A. Gavalis
Name: Lydia A. Gavalis
Title: Secretary and General Counsel

Regents of the University of Michigan

By:	/s/ L. Erik Lundberg
Name: L. Erik Lundberg
Title: Chief Investment Officer